NATURAL HEALTH TRENDS CORP.
2050 Diplomat Drive
Dallas, TX 75234
November 2, 2009
Andrew Mew
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Natural Health Trends Corp. Form 10-K filed March 23, 2009 Form 10-Q filed August 14, 2009 File No. 000-26272
Dear Mr. Mew:
Set forth below are the responses of Natural Health Trends Corp. (the “Company”) to the Staff’s comment letter dated October 20, 2009. In connection with responding to the Staff’s comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For the Staff’s convenience, its comments have been repeated below with the Company’s response immediately following each of the Staff’s comments in bold font.

Form 10-K for the Fiscal Year ended December 31, 2008
Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 40
1.
Please explain to us your basis for de-recognizing commission liabilities in the amount of $2.2 million. Please include in your response when the liabilities were incurred. Refer to FASB ASC 405-20-50.

Company’s Response:
As disclosed in the Form 10-K, the Company’s de-recognition of commission liabilities in 2008 related primarily to the Hong Kong market. Between 2003 and 2008, the Company’s Hong Kong subsidiary issued an aggregate of HK $17.6 million (approximately US$2.3 million) in distributor commission checks to its members for commissions earned that have gone unsettled for more than six months.
The Company’s interpretation of U.S. accounting rules, specifically its interpretation of FASB ASC 450-25-2 regarding recognition of loss contingencies, is that unless an escheat law requires unclaimed items to be remitted to a governmental body, unclaimed wages and interest, unredeemed gift certificates and similar items should be taken into income when it appears probable that the items will not be claimed or redeemed. Hong Kong does not have an escheat law that requires unclaimed items to be remitted to a governmental body.
The Company de-recognized commission liabilities for the first time in 2008 based on the lag analysis attached as Attachment A for its Hong Kong operations. Prior to 2008, the Company did not believe that the length of its operating history was adequate to provide a reliable empirical record upon which to base a lag analysis. The Company prepared a lag analysis of its aged, unsettled commission checks and noted that in the second year following the issuance of commission checks, the percentage of unsettled commissions actually paid dropped to a negligible amount. Thus, in 2008 de-recognized 100% of unsettled commissions for 2003 to 2005, 98% of unsettled commissions for 2006, 90% of unsettled commissions for 2007, and no unsettled commissions for 2008. The Company determined that it was more than probable that these commissions would not be paid or otherwise claimed, with the result that it de-recognized an aggregate of HK $15.6 million (approximately US $2.0 million) with respect to its Hong Kong operations, and US $2.2 million for the Company as a whole.
A contributing factor for the volume of unclaimed commission checks is that companies within the direct selling industry historically experience a high rate of attrition amongst their members. The Company believes that it most likely experienced an even higher rate of attrition than the industry average over this period of time. The practical difficulty of translating Chinese names and contact information, and the significant migration of the Chinese population in recent years, adds additional challenges to the Company’s ability to find potential claimants. The Company is taking steps to ensure more members settle their commission checks and currently is in the process of distributing commissions via alternative payment methods, such as pre-paid credit cards. Additionally, the Company has adopted a policy to update and review its aged commission checks analysis for Hong Kong on a quarterly basis.

Note 7. Share-Based Compensation, page 53
2.
Please revise to provide all of the disclosures required by FASB ASC 718-10-50-2 including the risk-free rate and expected volatility. Refer to FASB ASC 718-10-55-136. Show us what your disclosure will look like revised in future filings.

Company’s Response:
The Company has reviewed the disclosures required by FASB ASC 718-10-50-2, including those regarding the risk-free rate and expected volatility. It believes the disclosures regarding the risk-free rate and expected volatility are only required for periods presented in which option awards are granted in order to fully disclose the assumptions used for estimating the fair value of the option awards. As disclosed in the Form 10-K, no such option awards were granted during the years ended December 31, 2007 and 2008. Even though no risk-free rate and expected volatility assumptions were utilized for fair value purposes during the years presented, the Company did disclose the assumptions it expects to make for these variables in the event that fair values must be estimated in future periods (see the second paragraph under the caption “Valuation and Expense Information Under SFAS No. 123(R)” in Note 7).
However, in reviewing the disclosures required by FASB ASC 718-10-50-2, the Company determined that it failed to disclose the total fair value of shares vested during the years ended December 31, 2007 and 2008, which amounted to $855,000 and $237,000, respectively. The Company will include such disclosure in future filings.
Note 5. Commitments and Contingencies, page 48 – Registration Payment Arrangements, page 49
3.
We note your disclosure that no contingent obligations have been recognized under registration payment arrangements. To enhance transparency, tell us and disclose the basis behind your determination that no contingent obligation was necessary as of December 31, 2008. As appropriate, tell us and disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to FASB ASC 450-20-50-4.

Company Response:
As disclosed in the Form 10-K, the Company is obligated under two registration payment arrangements. They are each discussed separately below:
May 2007 Financing
On May 4, 2007, the Company entered into a Stock and Warrant Purchase Agreement with certain investors for the sale of 1,759,307 shares of its Series A Convertible Preferred Stock, at a purchase price of $1.70 per share, and warrants representing the right to purchase 1,759,307 shares of its common stock, at a purchase price of $0.00001 per underlying share. The Warrants are exercisable at any time during the period beginning November 4, 2007 (six months after their issuance) and ending May 4, 2013 (six years after their issuance). The exercise price for the Warrants varies from $3.80 to $5.00 per share, depending on the time of exercise. The shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants are referred to as the “Underlying Shares.”
Per the Stock and Warrant Purchase Agreement, the Company is required to use its reasonable best efforts to prepare and file with the SEC such amendments and supplements to the registration statement and the prospectus used in connection therewith as may be necessary to keep the registration statement current and effective with the SEC until the earliest of (i) the date when all Underlying Shares covered by such registration statement have been sold and (ii) the date on which the purchasers may sell all of the Underlying Shares acquired or which the purchaser has the right to acquire without restriction pursuant to Rule 144(k) under the Securities Act (the “Effectiveness Period”).”

The arrangement entered into in May 2007 would require the Company to pay in cash an amount equal to 2% of the product of $1.70 times the number of shares of Series A Convertible Preferred Stock sold in the financing, or approximately $60,000, if the registration statement ceases to be effective as to the Underlying Shares covered thereby at any time prior to the expiration of the Effectiveness Period due to an intentional and willful act by the Company without being succeeded immediately by a subsequent registration statement filed with the SEC covering such Underlying Shares. As of December 31, 2008, the Company did not consider it probable that the effectiveness of the registration statement would cease “due to an intentional and willful act by the Company,” and, therefore, did not accrue the penalty of approximately $60,000.
October 2007 Financing
On October 19, 2007, the Company entered into a Securities Purchase Agreement with certain institutional investors pursuant to which the investors agreed to provide financing to the Company in a private placement of variable rate convertible debentures having an aggregate face amount of $4,250,000, seven-year warrants to purchase 1,496,000 shares of the Company’s common stock, and one-year warrants to purchase 1,496,000 shares of the Company’s common stock (which one-year warrants have since expired). The warrants have an exercise price of $3.52 per share. If, at any time after the earlier of October 19, 2008 and the completion of the then applicable holding period under Rule 144, there is no effective registration statement for the underlying shares of common stock at a time when such registration statement is required to be effective pursuant to the Registration Rights Agreement, then the warrants may be exercised by means of a cashless exercise.
The Company and the investors also entered into a Registration Rights Agreement that requires the Company to file one or more registration statements that register the maximum number of Registrable Securities (as defined) that is permitted by SEC Guidance (as defined), and maintain the effectiveness of the registration statements until all Registrable Securities have been sold, or may be sold without volume restrictions pursuant to Rule 144(k). As of December 31, 2008, the Company had timely filed a registration statement covering the maximum number of shares of Registrable Securities permitted by SEC Guidance, and that registration statement continued to be effective.
As of December 31, 2008, the Registration Rights Agreement would require the Company to pay in cash an amount per month equal to 1% of the aggregate purchase price paid by each investor pursuant to the Securities Purchase Agreement for any unregistered Registrable Securities then held by such investor if the registration statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such registration statement, or the investors are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than 20 consecutive calendar days or more than an aggregate of 30 calendar days (which need not be consecutive calendar days) during any 12-month period. The parties agreed that the Company shall not be liable for liquidated damages under this agreement with respect to any warrants or shares issuable upon exercise of the warrants. As of December 31, 2008, the Company did not consider it probable that any payment would be due under these provisions of the Registration Rights Agreement. The maximum potential amount of consideration that could be payable under this arrangement as of December 31, 2008, is approximately $37,000 per month. The maximum number of shares that could be required to be issued upon exercise of the warrants (whether on a cashless basis or otherwise) is limited to the number of shares indicated on the face of the warrants.
Per the terms of the Registration Rights Agreement entered into in October 2007, no accrual for liquidation damages will occur beyond October 19, 2009, and none has accrued to date. In future filings, the Company will disclose the maximum number or shares that could be issued upon exercise of the warrants granted in October 2007 and the maximum potential penalty of $60,000 under the Stock and Warrant Purchase Agreement entered into in May 2007.

We trust that the foregoing responses adequately address the Staff’s comments. Please do not hesitate to contact us with any questions that you may have.

Best regards,
/s/ Timothy S. Davidson
Timothy S. Davidson

Enclosure
cc:	Donna Di Silvio
John B. McKnight, Esq.
Gary C. Wallace

Attachment A
NATURAL HEALTH TRENDS CORP.
Hong Kong Commission Check Lag Analysis
(Dollars in thousands; Hong Kong dollars, except where indicated)

	Unsettled Commissions As Of December 31:
Year Incurred	2008	2007	2006	2005	2004

2003	763	765	771	804	890
2004	2,000	2,021	2,113	2,513	26,962
2005	7,091	7,204	7,854	38,551	—
2006	3,332	3,472	18,641	—	—
2007	2,713	8,152	—	—	—
2008 (greater than 6 mths old)	1,729	—	—	—	—

Total	17,629	21,615	29,380	41,867	27,851

	Percentage Paid In:
Year Incurred	2008	2007	2006	2005
2003	0.2%	0.7%	3.6%	9.7%
2004	0.1%	0.3%	1.5%	90.7%
2005	0.3%	1.7%	79.6%
2006	0.8%	81.4%
2007	66.7%

Amount De-Recognized:
Prior to 2006 (100%)	9,855
2006 (98%)	3,265
2007 (90%)	2,442

Total (HK$)	15,562
US$ estimate	2,008

Remaining Liability:
2006 (2%)	67
2007 (10%)	271
2008 (100%)	1,729

Total (HK$)	2,067
US$ estimate	267